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                               March 26, 2024

       Kimberly Nelson
       Chief Financial Officer
       SPS Commerce, Inc.
       333 South Seventh Street, Suite 1000
       Minneapolis, MN 55402

                                                        Re: SPS Commerce, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Response dated
March 14, 2024
                                                            File No. 001-34702

       Dear Kimberly Nelson:

              We have reviewed your March 14, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 4,
       2024 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Metrics and Non-GAAP Financial Measures, page 28

   1. We note your response to prior comment 1. While you state that customer attrition is not a
                                                        "key metric" used by
management in making strategic business decisions or that you do
                                                        "not necessarily need
to monitor customer contract renewals," please tell us whether you otherwise calculate
attrition or renewal rates internally on a regular basis. If so, provide us with a breakdown of
such rates for each of the last three fiscal years so that we may better assess your response
and disclosures. In addition, while you state in your response to prior comment 2 that revenue
from new customers is generally not tracked and you do not
                                                        believe it is possible
without undue effort to disclose revenue from recently acquired business combinations,
tell us how you considered disclosing the number of new
                                                        customers acquired each
period, both organically and from business combinations, to add
 Kimberly Nelson
SPS Commerce, Inc.
March 26, 2024
Page 2
      further context to your source of revenue and your ability to retain customers. In your response, provide us with the number of new customers acquired during each period presented both in total and separately from business combinations.
       Please contact Megan Akst at 202-551-3407 or Melissa Kindelan at 202-551-3564 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,
FirstName LastNameKimberly Nelson
                                                            Division of
Corporation Finance
Comapany NameSPS Commerce, Inc.
                                                            Office of
Technology
March 26, 2024 Page 2
cc:       Brian Senger
FirstName LastName